FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2004
Commission File Number: 000-50476

Webzen Inc.
(Translation of registrant’s name into English)

6th Floor, Daelim Acrotel Building
467-6 Dogok-dong, Kangnam-Ku,
Seoul, Korea 135-971
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Webzen Inc.

INDEX TO EXHIBITS

Item

1.	2004 3Q Interim Report

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Webzen Inc.

Date:	December 7, 2004	By:	/s/ Won Seon Kim

			Name:	WON SEON KIM
			Title:	Chief Financial Officer

Item 1

Webzen Inc.

Interim Financial Statements
September 30, 2004 and 2003

Webzen Inc.
Index
September 30, 2004 and 2003

Page(s)
Report of Independent Accountants	1-2
Non-Consolidated Interim Financial Statements
Balance Sheets	3
Statements of Income	4
Statements of Cash Flows	5-6
Notes to Non-Consolidated Financial Statements	7-22

Samil PricewaterhouseCoopers Kukje Center Building 191 Hankangro 2ga, Yongsanku Seoul 140-702, KOREA (Yongsan P.O. Box 266, 140-600)

Report of Independent Accountants

To the Shareholders and Board of Directors of
Webzen Inc.

We have reviewed the accompanying non-consolidated balance sheet of Webzen Inc. (the “Company”) as of September 30, 2004, and the related non-consolidated statement of income and cash flows for the three-month and nine-month periods ended September 30, 2004, expressed in Korean won. These interim financial statements are the responsibility of the Company’s management. Our responsibility is to issue a report on these interim financial statements based on our review. The non-consolidated statements of income and cash flows for the three-month and nine-month periods ended September 30, 2003, presented herein for the comparative purposes, were not reviewed by independent accountants.

We conducted our review in accordance with the quarterly and semi-annual review standards established by the Securities and Futures Commission of the Republic of Korea. These standards require that we plan and perform our review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the non-consolidated interim financial statements referred to above are not presented fairly, in all material respects, in accordance with accounting principles generally accepted in the Republic of Korea.

We have audited the non-consolidated balance sheet of Webzen Inc. as of December 31, 2003 and the related non-consolidated statements of income, appropriations of retained earnings and cash flows for the year then ended, in accordance with auditing standards generally accepted in the Republic of Korea. We expressed an unqualified opinion on those financial statements in our audit report dated February 20, 2004. These financial statements are not included in this review report. The non-consolidated balance sheet as of December 31, 2003, presented herein for comparative purposes, is consistent, in all material respects, with the above audited balance sheet as of December 31, 2003.

As discussed in Note 11 to the accompanying non-consolidated financial statements, on June 10, 2004, the Company’s Board of Directors approved a 2.97 -for-1 stock split and transferred 4,300 million of additional paid-in capital into common stock. The Company’s shareholders received 1.97 additional shares for each share they owned as of record date of June 28, 2004.

Samil PricewaterhouseCoopers is the Korean member firm of the PricewaterhouseCoopers. PricewaterhouseCoopers refers to the network of member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

As discussed in Note 17 to the accompanying non-consolidated financial statements, the Company had revenues and purchases from related parties amounting to 861 million and100 million, respectively, for the three-month period ended September 30, 2004 and the related accounts receivable as of September 30, 2004 amounted to 574 million. As of September 30, 2004, the Company has outstanding loan receivables from employees for housing and the employee stock purchase plan amounting to 163 million and 1,259 million, respectively. Short-term financial instruments amounting to 1,952 million serve as guarantee for the employees’ loan with the bank and are subject to withdrawal restrictions.

As discussed in Note 19 to the accompanying non-consolidated financial statements, the Company acquired software game rights, related tangible and intangible assets, and development employees from Delphieye Inc. on August 6, 2004, based on the asset purchase agreement dated May 6, 2004. The consideration of acquisition was 3,979 million. In addition, the Company acquired software game rights, related tangible and intangible assets, and development employees from ROG Inc. on September 30, 2004, based on the asset purchase agreement dated July 30, 2004 as approved by the Board of Directors on that date. The consideration of acquisition was 3,420 million.

Accounting principles and review standards and their application in practice vary among countries. The accompanying financial statements are not intended to present the financial position, results of operations and cash flows in conformity with accounting principles and practices generally accepted in countries and jurisdictions other than the Republic of Korea. In addition, the procedures and practices used in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying financial statements are for use by those who are knowledgeable about Korean accounting principles or review standards and their application in practice.

Seoul, Korea
October 22, 2004

This report is effective as of October 22, 2004, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying financial statements and notes thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Webzen Inc.
Non-Consolidated Balance Sheets
September 30, 2004 and December 31, 2003 (Unaudited)

(In millions of Korean won)	2004	2003

Assets
Current assets
Cash and cash equivalents (Note 3)	160,749	173,192
Short-term financial instruments (Note 4)	1,953	2,304
Accounts receivable, net of allowance of 3,458 (2003:
2,504) (Note 17)	7,045	7,925
Short-term employee loans (Note 17)	948	911
Prepaid expenses and other current assets	2,862	886
Foreign currency forwards (Note 10)	3,764	-

Total current assets	177,321	185,218

Property and equipment, net of accumulated depreciation (Note 7)	12,396	10,616
Available-for-sale securities (Note 5)	536	718
Equity method investments (Note 6)	8,614	6,086
Intangible assets, net (Note 8)	9,989	908
Leasehold and other deposits	10,265	1,097
Long-term employee loans (Note 17)	474	2,147
Other non-current assets	52	11

Total assets	219,647	206,801

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued expenses	4,369	1,936
Deferred income	3,870	3,764
Income taxes payable	1,297	4,218
Value added tax payable	159	985
Leasehold deposits received	1,125	1,937
Other current liabilities	456	242

Total current liabilities	11,276	13,082
Long-term deferred income	339	442
Accrued severance benefits (Note 9)	1,977	1,162
Deferred income tax liabilities (Note 15)	1,507	563

Total liabilities	15,099	15,249

Commitments and contingencies (Note 10)
Shareholders' equity
Common stock (Note 1 and 11)	6,485	2,185
Additional paid-in capital (Note 11)	135,406	139,729
Retained earnings (Note 12)	68,890	49,459
Capital adjustments (Note 13)	(6,233)	179

Total shareholders' equity	204,548	191,552

Total liabilities and shareholders’ equity	219,647	206,801

The accompanying notes are an integral part of these non-consolidated financial statements.
See Report of Independent Accountants

Webzen Inc.
Non-Consolidated Statements of Income
For the three-month and nine-month periods ended September 30, 2004 and 2003
(Unaudited)

(In millions of Korean won, except per share amounts) except per share amounts)	Three-month periods		Nine-month periods
	2004	2003	2004	2003
Revenues		14,653		42,196
Cost of revenues		1,994		4,649

Gross profit		12,659		37,547
Selling and administrative expenses		4,245		12,340

Operating income		8,414		25,207

Non-operating income
Interest income		460		893
Foreign exchange gains		-		-
Equity in earnings of related equity
investments (Note 6)		1,380		3,835
Gain on valuation of foreign currency
forward contracts (Note 10)		-		-
Others		71		223

		1,911		4,951

Non-operating expenses
Foreign exchange losses		-		-
Loss on foreign currency translation		172		339
Others		7		40

		179		379

Income before income tax expense		10,146		29,779
Income tax expense (Note 15)		1,503		4,549

Net income		8,643		25,230

Basic earnings per share (Note 16)		823		2,793

Diluted earnings per share (Note 16)		823		2,793

The accompanying notes are an integral part of these non-consolidated financial statements. See Report of Independent Accountants

Webzen Inc.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2004 and 2003
(Unaudited)

(In millions of Korean won)
	Three-month periods		Nine-month periods
	2004	2003	2004	2003

Cash flows from operating activities
Net income	5,158	8,643	19,431	25,230

Adjustments to reconcile net income
to net cash provided by operating activities
Bad debt expense	223	459	954	1,002
Depreciation	752	736	1,922	1,679
Amortization of intangible assets	297	45	444	117
Provision for severance benefits	163	199	928	650
Equity in earnings of related equity investments	(578)	(1,380)	(1,927)	(3,835)
Gain on valuation of foreign currencyforward contracts	(997)	-	(3,912)	-
Others	30	23	68	108

	(110)	82	(1,523)	(279)

Changes in operating assets and liabilities
Decrease (increase) in accounts receivable	261	(1,390)	(79)	(4,340)
Decrease (increase) in prepaid expenses and other current assets	(31)	(301)	(1,977)	675
Decrease (increase) in long-term prepaid expenses	4	-	(41)	-
Increase (decrease) in accounts payable and accrued expenses	314	407	763	(355)
Increase (decrease) in deferred income	(125)	157	2	584
Increase (decrease) in income taxes payable	(318)	685	(2,921)	923
Increase (decrease) in value added taxes payable	(503)	349	(825)	296
Increase (decrease) in other current liabilities	16	54	215	(42)
Payment of severance benefits	(49)	-	(113)	(18)
Increase in deferred income tax liabilities	369	202	944	468

	(62)	163	(4,032)	(1,809)

Net cash provided by operating
activities	4,986	8,888	13,876	23,142

Webzen Inc.
Non-Consolidated Statements of Cash Flows
For the three-month and nine-month periods ended September 30, 2004 and 2003
(Unaudited)

(In millions of Korean won)
	Three-month periods		Nine-month periods
	2004	2003	2004	2003
Cash flows from investing activities
Decrease (increase) in short-term financial
instruments	-	(2,880)	351	(17,880)
Increase in long-term financial instruments	-	-	-	(2,302)
Decrease (increase) in employee loans	249	86	1,636	(3,050)
Proceeds from disposal of available-
for-sale securities	-	-	255	-
Purchase of available-for-sale securities	-	(1,384)	(77)	(1,384)
Investments in equity investments	(2,052)	-	(2,052)	(196)
Dividends from equity investments	-	-	1,148	-
Decrease (increase) in non-current
guarantee deposits	(1,100)	(190)	(9,169)	242
Purchase of property and equipment	(1,056)	(1,020)	(3,702)	(10,231)
Purchase of intangible assets	(6,757)	(180)	(7,855)	(572)

Net cash used in investing activities	(10,716)	(5,568)	(19,465)	(35,373)

Cash flows from financing activities
Increase (decrease) in leasehold deposits
received	-	-	(812)	1,937
Issuance of common stock, net	-	-	-	29,529
Purchase of treasury stock	-	-	(6,181)	-
Stock issuance cost	-	-	(23)	-
Payment of foreign currency forward
contracts	-	-	162	-

Net cash provided by (used in) financing activities	-	-	(6,854)	31,466

Net increase (decrease) in cash and cash equivalents	(5,730)	3,320	(12,443)	19,235
Cash and cash equivalents
Beginning of the period	166,479	23,133	173,192	7,218

End of the period	160,749	26,453	160,749	26,453

The accompanying notes are an integral part of these non-consolidated financial statements. See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003 (Unaudited)

1.         The Company

Webzen Inc. (the “Company”) was incorporated on April 28, 2000 under the laws of the Republic of Korea. The Company is engaged in the business of developing and distributing online game, software licensing and other related services.

As of September 30, 2004, the Company’s shareholders are as follows:

Name of Shareholder	Number of Shares	Percentage of ownership (%)

Lee Eun-Sook	940,726	7.25
Kim Nam-Ju	801,879	6.18
Cho Ki-Yong	801,879	6.18
Song Kil-Seop	782,829	6.04
Others	9,642,687	74.35

	12,970,000	100.00

In 2003, the Company listed its shares on the Korea Securities Dealers Automated Quotation (“KOSDAQ”) stock market and issued 8,700,000 American Depositary Shares (the "ADS") representing 870,000 common shares. The ADS of the Company was registered with the National Association of Securities Dealers Automated Quotation in the United States of America on December 16, 2003.

2.         Summary of Significant Accounting Policies

The significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements are summarized below:

Basis of Financial Statement Presentation
The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidate financial statements have been condensed, restructured and translated into English from the Korean language non-consolidated financial statements. Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, results of operations, or cash flows, is not presented in the accompanying non-consolidated financial statements.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003 (Unaudited)

Accounting Estimates
The preparation of the financial statements requires management to make estimates and assumptions that affect amounts reported therein. Although these estimates are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may differ from those estimates.

Revenue Recognition

Revenue Recognition for Games Subscriptions
Online subscriptions typically involve prepaid fees, which are initially deferred and subsequently recognized upon their actual usage.

Software Licensing
The Company receives prepaid license fees in connection with its software licensing business. These revenues are deferred and recognized over the license period, including automatic renewal periods.

The Company also receives royalty income from its licensees based on a percentage of the licensee's revenue. The related royalty revenue is recognized on a monthly basis, when the licensee confirms their sales activity for the prior period.

Cash and Cash Equivalents
Cash equivalents consist of highly liquid investments with an original maturity of three months or less.

Short-Term Financial Instruments
Short-term financial instruments include time deposits with maturities greater than three months but less than one year.

Allowance for Doubtful Accounts
The Company maintains allowances for doubtful accounts receivable based upon various information, including: an aging analysis of its accounts receivable balances, historical bad debt rates, repayment patterns and creditworthiness of its customers, and industry trend analysis. The Company also makes specific provisions for bad debts when evidence exists that the debts are likely to be irrecoverable. Since inception, the Company has not written off any doubtful accounts receivable.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003 (Unaudited)

Derivative Instruments
Derivative instruments for trading or hedging purposes are recorded at fair value and resulting unrealized gains and losses are recognized in current operations, except for the effective portion of derivative transactions entered into for the purpose of cash-flow hedges, which is recorded as an adjustment to shareholders’ equity.

Investments
In accordance with SKFAS No. 8, Investments in Securities, investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose (investments in business entities in which the Company has a control or the ability to exercise a significant influence over the operating and financial policies are classified as equity method investments). Trading securities are classified as current assets, and available-for-sale securities and held-to-maturity securities are classified as long-term investments, except that those securities that mature or are certain to be disposed of within one year are classified as part of current assets.

Cost is measured at the market value upon acquisition, including incidental costs, and is determined using the average cost method.

Available-for-sale securities are stated at fair value, while non-marketable equity securities whose fair values cannot be reliably measured are stated at cost. Unrealized holding gains and losses on available-for-sale securities are reported in a separate component of shareholders’ equity (capital adjustments), which are to be included in current operations upon the disposal or impairment of the securities.

Impairment resulting from the decline in realizable value below the acquisition cost is included in current operations.

Equity Method Investments
In the non-consolidated financial statements of the Company, investments in business entities in which the Company has a control or the ability to exercise a significant influence over the operating and financial policies are accounted for using the equity method of accounting.

Under the equity method, the original investment is recorded at cost and adjusted by the Company’s share in the net book value of the investee with a corresponding charge to current operations, a separate component of shareholders’ equity, or retained earnings, depending on the nature of the underlying change in the net book value. All significant unrealized profits resulting from intercompany transactions are fully eliminated.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003 (Unaudited)

Differences between the investment account and corresponding capital account of the investee at the date of acquisition of the investment are recorded as part of investments, and are amortized over two years using the straight-line method. However, differences which occur from additional investments made after the Company has obtained control in its subsidiaries are reported in a separate component of shareholders’ equity, and are not included in the determination of the results of operations.

Property and Equipment
Property and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the declining-balance method (straight-line method for buildings) over the estimated useful lives of the related assets as described below:

Estimated useful lives

Buildings	40 years
Furniture and fixtures	4 years
Computer and other equipment	4 years

Routine maintenance and repairs are charged to current operations as incurred. Significant renewals and additions are capitalized at cost.

The Company assesses the potential impairment of property and equipment when there is evidence that events or changes in circumstances have made the recovery of an asset’s carrying value to be unlikely. The carrying value of the assets is reduced to the estimated realizable value, and an impairment loss is recorded as a reduction in the carrying value of the related asset and charged to current operations. However, the recovery of the impaired assets would be recorded in current operations up to the cost of the assets, net of accumulated depreciation before impairment, when the estimated value of the assets exceeds the carrying value after impairment.

Intangible Assets
Intangible assets, consisting mainly of purchased software and capitalized development cost resulting from business combinations, are stated at cost, net of accumulated amortization. Amortization is computed using the straight-line method over the estimated useful life of five years. Research and development costs are charged to current operations when incurred, and are included in operating expenses.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003 (Unaudited)

Foreign Currency Translation
Monetary assets and liabilities denominated in foreign currencies are translated into Korean won at the exchange rates in effect at the balance sheet date, and resulting translation gains and losses are recognized in current operations.

Accrued Severance Benefits
Employees and directors with at least one year of service are entitled to receive a lump-sum payment upon termination of their employment, based on their length of service and rate of pay at the time of termination. Accrued severance benefits represent the amount which would be payable assuming all eligible employees and directors were to terminate their employment as of the balance sheet date.

Stock-Based Compensation
The Company uses the fair-value method in determining compensation costs of stock options granted to its employees and directors. The compensation cost is estimated using the Black-Scholes option-pricing model and is accrued as a charge to expense over the vesting period, with a corresponding increase in a separate component of shareholders’ equity.

Income Taxes
The Company recognizes deferred income tax assets and liabilities, which represent temporary differences between the financial reporting and tax bases of assets and liabilities. Deferred income tax assets and liabilities are computed on such temporary differences, including available net operating loss and tax credit carry-forwards by applying enacted statutory tax rates applicable to the years when such differences are expected to reverse. Deferred income tax assets are recognized when it is almost certain that such deferred income tax assets will be realized.

Reclassification of Prior Year Financial Statement Presentation
Certain amounts in the financial statements as of and for the year ended December 31, 2003 have been reclassified to conform with the September 30, 2004 financial statement presentation. These reclassifications had no effect on previously reported net income or shareholders' equity.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003 (Unaudited)

3.         Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2004 and December 31, 2003 consist of the following:

	Annual interest rate (%) as of September 30,
(In millions of Korean won)	2004	2004	2003

Cash on hand and passbook accounts	0.1	167	526
Money market deposit accounts	-	3,744	15,121
Foreign currency passbook accounts	0.10	840	448
Time deposits	3.40 - 4.10	34,000	46,500
Foreign currency time deposits	1.55 - 1.67	96,998	110,597
Certificate of deposits	3.45 – 3.81	25,000	-

		160,749	173,192

4.         Short-term Financial Instruments

Short-term financial instruments as of September 30, 2004 and December 31, 2003 consist of the following:

	Annual interest rate (%) as of September 30,
(In millions of Korean won)	2004	2004	2003

Time deposits	3.64-3.80	1,952	2,302
Money market fund	-	1	2

		1,953	2,304

As of September 30, 2004, short-term financial instruments amounting to 1,952 million serve as guarantee for the employees’ loan with the bank and are subject to withdrawal restrictions.

See Report of Independent Accountants

 Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

5.         Available-For-Sale Securities

Available-for-sale securities as of September 30, 2004 consist of the following:

	2004

(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost	Fair value or net asset value	Recorded book value

Equity Securities
GameOn Co., Ltd.	4.49	536	136	536

As of September 30, 2004, the net asset value of the investment in GameOn Co., Ltd. has declined below its acquisition cost. However, the Company did not adjust its carrying value to the net asset value as its net asset value is likely to recover in the near future.

6.         Equity Method Investments

Equity method investments as of September 30, 2004 and December 31, 2003 consist of the following:

	2004

(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost	Net asset value	Recorded book value

9Webzen Limited	49	600	7,638	6,992
Flux Inc.	55	392	34	8
Webzen Taiwan Inc.	100	2,052	1,614	1,614

		3,044	9,286	8,614

	2003

(in millions of Korean won)	Percentage of Ownership (%)	Acquisition cost	Net asset value	Recorded book value

9Webzen Limited	49	600	6,809	5,830
Flux Inc.	55	392	(72)	256

		992	6,737	6,086

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

Changes in investments accounted for using the equity method for the nine-month period ended September 30, 2004 are as follows:

	Balance as of January 1, 2004	Acquisitions (dividends) during the period	Equity in earnings (losses) of equity investments	Capital adjustment	Balance as of September 30, 2004

(In millions of Korean won)

9Webzen Limited	5,830	(1,148)	2,600	(290)	6,992
Flux Inc.	256	-	(247)	-	9
Webzen Taiwan Inc.	-	2,052	(426)	(13)	1,613

	6,086	904	1,927	(303)	8,614

For the nine-month period ended September 30, 2004, the eliminated unrealized gains on using the equity method investments are as follows:

(In millions of Korean won)	2004

9Webzen Limited	647
Flux Inc.	(28)

619

7.         Property and Equipment

Changes in property and equipment for the nine-month period ended September 30, 2004 are as follows:

	2004

(In millions of Korean won)	Land	Buildings	Computer and other equipment	Furniture and fixtures	Total

Balance as of January 1, 2004	2,194	4,871	2,845	706	10,616
Acquisition	417	1,130	1,595	560	3,702
Depreciation	-	(105)	(1,463)	(354)	(1,922)
Disposal	-	-	-	-	-

Balance as of September 30, 2004	2,611	5,896	2,977	912	12,396

As of September 30, 2004, the value of land, as determined by the local government for property tax assessment purposes, amounted to approximately 3,536 million.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

8.         Intangible Assets

Changes in intangible asset for the nine-month period ended September 30, 2004 are as follows:

	2004

(In millions of Korean won)	Development cost	Software	Total

Balance as of January 1, 2004	-	908	908
Acquisition during the period	-	2,201	2,201
Acquisition from business combination	7,324	-	7,324
Amortization	(141)	(303)	(444)

Balance as of September 30, 2004	7,183	2,806	9,989

Accumulated amortization	141	568	709

Research and development costs charged to current operations for the nine-month period ended September 30, 2004 are 757 million.

9.         Accrued Severance Benefits

Changes in accrued severance benefits for the nine-month periods ended September 30, 2004 consist of the following:

(In millions of Korean won)	2004

Balance at of January 1, 2004	1,162
Actual severance payments	(113)
Provision for severance benefits	928

1,977

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

10.       Commitments and Contingencies

As of September 30, 2004, the Company has granted distribution rights for its ‘MU’ online game to 9Webzen Limited – Hong Kong, GameOn Co., Ltd. – Japan, New Era Online Co., Ltd. – Thailand, and Digital Media Exchange Inc. – Philippines for four to five years with the Company receiving royalty based on rates ranging from 20% to 30% of these grantees’ revenues.

As of September 30, 2004, the short-term financial instruments amounting to 1,952 million are pledged as collateral for the bank loans of employees in relation to the employee stock purchase plan.

As of September 30, 2004, the Company has in force a directors’ and officers’ liability insurance policy with Samsung Fire and Marine Insurance covering potential liabilities of its directors and officers with a maximum coverage limit of 1,000 million per year.

In 2004, the Company entered into foreign currency forward contracts to hedge the impact of foreign currency fluctuations on U.S. dollar-denominated assets. The following table sets forth the outstanding foreign currency forward contracts as of September 30, 2004:

Financial Institution	Contract date	Amount	Maturity	Exchange rate equivalent to US$1.00

Korea Exchange Bank	February 23, 2004	US$ 40,000,000	December 27, 2004	1200.0
Korea Exchange Bank	March 23, 2004	US$ 20,000,000	December 23, 2004	1200.0
Korea Exchange Bank	May 11, 2004	US$ 10,000,000	November 30, 2004	1201.0
Hana Bank	May 10, 2004	US$ 10,000,000	December 28, 2004	1196.6

The Company recorded gains of 3,912 million on valuation of these forward contracts for the nine-month period ended September 30, 2004.

The Company entered into building rental agreements with several lessors. With respect to these agreements, the Company paid leasehold deposits of 9,912 million.

In common with certain other Asian countries, the economic environment in the Republic of Korea continues to be volatile. In addition, the Korean government and the private sector continue to implement structural reforms to historical business practices including corporate governance. The Company may be either directly or indirectly affected by these volatile economic conditions and the reform program described above. The accompanying financial statements reflect management’s assessment of the impact to date of the economic environment on the financial position and results of operations of the Company. Actual results may differ materially from management’s current assessment.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

11.       Capital Stock

The Company is authorized to issue 40 million shares with a par value 500 per share, consisting of common stocks, non-voting preferred stocks, and common stocks convertible into non-voting preferred stocks. The common stocks are convertible at a rate of one common share for one preferred share.

Under the Articles of Incorporation, holders of non-voting preferred shares are entitled to dividends of 3% or more of the par value, the actual dividend rate to be determined by the Company’s board of directors at the time of issuance.

In addition, the Company is also authorized to issue non-voting preferred shares up to 50% of the issued common shares, and to issue convertible shares up to 50% of the issued common shares, minus the preferred shares issued.

On June 10, 2004, the Company’s Board of Directors approved a 2.97 -for-1 stock split and transferred 4,300 million of additional paid-in capital into common stock. The Company’s shareholders received 1.97 additional shares for each share they owned on the record date of June 28, 2004.

As of September 30, 2004, the Company has 12,970,000 common shares issued and outstanding, all of which are fully paid and in registered form. No non-voting preferred shares, convertible common shares, convertible debentures were issued or outstanding.

Common stock and capital surplus as of September 30, 2004, and their changes for the nine-month period then ended, consist of the following:

(In millions of Korean won)	Number of shares	Common Stock	Additional paid-in capital

Balance as of January 1, 2004	4,370,000	2,185	139,729
Issuance of common stock due to
transfer from additional paid-in capital	8,600,000	4,300	(4,323)

Balance as of September 30, 2004	12,970,000	6,485	135,406

The Company acquired 70,000 shares of treasury stocks and accounted for it as capital adjustment amounting to 6,181 million as of September 30, 2004. The Company plans to sell these treasury stocks in the future.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

12.       Retained Earnings

Retained earnings as of September 30, 2004 and December 31, 2003 are as follows:

(In millions of Korean won)	2004	2003

Business rationalization reserve	118	118
Legal reserve	443	443
Unappropriated retained earnings	68,329	48,898

	68,890	49,459

The Commercial Code of the Republic of Korea requires the Company to appropriate a portion of retained earnings as a legal reserve in an amount equal to a minimum of ten percent of its cash dividends until such reserve equal 50% of its common stock. The reserve is not available for dividends but may be transferred into capital stock through an appropriate resolution by the Company's Board of Directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's stockholders.

Pursuant to the Special Tax Treatment Control Law of Korea, the Company was required to appropriate, as a reserve for business rationalization, amounts equal to the tax reductions arising from tax exemptions and tax credits. This reserve was not available for payment of cash dividends, but may be transferred into capital stock through an appropriate resolution by the Company's board of directors or used to reduce accumulated deficit, if any, through an appropriate resolution by the Company's stockholders. Effective for fiscal years beginning January 1, 2002, the Special Tax Treatment Control Law of Korea was amended and this reserve became available for payment of cash dividends.

Pursuant to the Korean tax laws, when determining taxable income, small and medium sized companies, such as the Company, are eligible to claim a tax deduction for the amounts of retained earnings appropriated to reserves. These amounts are not available for dividends until they are used for the specified purposes or reversed.

13.       Capital adjustments

Capital adjustments as of September 30, 2004 and December 31, 2003 are as follows:

(In millions of Korean won)	2004	2003

Gains (losses) on valuation of
investment using equity method	(256)	47
Stock option compensation	204	132
Treasury stock	(6,181)	-

	(6,233)	179

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

14.       Stock Purchase Option Plan

On July 10, 2002, the Company’s stockholders approved the stock purchase option plan (the “Plan”). The Plan provides for the grant of incentive stock options to employees and directors. On July 10, 2002, the Company granted certain employees options to purchase 14,000 shares of the Company’s common stock at an exercise price of 4,000 per share, of which 5,000 stock options were forfeited as an employee left the Company in June 2003. The exercise price per share was changed from 4,000 to 1,395 in accordance with the issuance of common stock due to stock split on June 28, 2004. The fair value of the options at the date of the grant is estimated using the Black-Scholes option pricing model. In accordance with the Plan, options are vested at the conclusion of three years of continued employment. Upon vesting, options are exercisable between three to six years from the grant date.

The exercise periods of stock options are as follows:

Exercise period	Exercisable	percentage

From July 10, 2005 to July 9, 2006	25%
From July 10, 2006 to July 9, 2007	25%
From July 10, 2007 to July 9, 2008	50%

	100%

There were no changes in stock options for the nine-month period ended September 30, 2004.

The fair value of each option grant was estimated based on the date of the grant and the following assumptions:

Fair value of stock	32,000
Risk-free interest rates	5.92 - 6.16%
Expected stock price volatility	100.37%
Expected life	3-5 years
Expected dividend yield	0%

The compensation expense related to stock options amounted to 72 million for the nine-month period ended September 30, 2004. Future compensation expense is estimated to be 75 million.

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

15.       Income Taxes

Income tax expense for the nine-month period ended September 30, 2004 consists of:

(In millions of Korean won)	2004

Current income taxes	3,200
Deferred income taxes	943

Income tax expense	4,143

The income tax effects of temporary differences, comprising the deferred income tax assets and liabilities as of September 30, 2004, are as follows:

(In millions of Korean won)	2004

Provisions for severance benefits	353
Allowance for doubtful accounts	922
Appropriated reserve for investments	(113)
Currency forwards	(1,076)
Equity method investment	(1,602)
Others	9

(1,507)

The reconciliation from income before income tax expenses to taxable income for the nine-month period ended September 30, 2004, are as follows:

(In millions of Korean won)	2004

Income before income tax expense	23,574
Provisions for severance benefits	619
Allowance for doubtful accounts	954
Currency forwards	(3,912)
Equity method investments	(779)
Accrued expenses	(527)
Others	(276)

Taxable income	19,653

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

The statutory income tax rate, including resident tax surcharges, applicable to the Company was approximately 29.7% in 2004 and 2003, and was amended to 27.5% effective for fiscal years beginning January 1, 2005 in accordance with Corporate Income Tax Law enacted in December 2003.

The effective income tax rates applicable to the Company differs from the statutory income tax rate due to permanent differences and foreign tax credits in recognizing certain income and expenses for financial reporting and income tax purposes. The effective tax rate of the Company for the nine-month period ended September 30, 2004 is 17.6% .

16.       Earnings Per Share

Basic earnings per share for the three-month and nine-month periods ended September 30, 2004 are calculated as follows:

(in millions, of Korean won except per share data)	Three-month periods	Nine-month periods

	2004	2004
Net income as reported on the statements
of income	5,158	19,431
Weighted-average number of common
shares outstanding	12,900,000	12,932,217

Basic earnings per share	400	1,502

There is no difference between the basic earnings per share and the diluted earnings per share as the Company’s stock options outstanding have no dilutive effect.

17.       Transactions with Related Parties

Significant transactions which occurred in the normal course of business with related companies for the nine-month period ended September 30, 2004, and the related account balances outstanding as of September 30, 2004 and December 31, 2003, are summarized as follows:

(In millions of Korean won)	Sales	Purchases	Receivables	Payables

9Webzen Limited	861	-	574	-
Flux Inc.	-	100	-	-

2004 Total	861	100	574	-

2003 Total	-	-	1,324	-

See Report of Independent Accountants

Webzen Inc.
Notes to Non-Consolidated Financial Statements
September 30, 2004 and 2003, and December 31, 2003
(Unaudited)

As of September 30, 2004, the Company has outstanding loan receivables from employees for housing and employee stock purchase plan amounting to 163 million and 1,259 million, respectively. Short-term financial instruments amounting to 1,952 million serve as guarantee for the employees’ loan with the bank and are subject to withdrawal restrictions.

18.       Supplemental Cash Flow Information

Significant transactions not affecting cash flows for the nine-month period ended September 30, 2004 are as follows:

(in millions of Korean won)
2004

Reclassification from long-term loans to current loans	1,294
Decrease in capital adjustment for equity method investment	303
Issuance of common stock due to transfer from additional	4,300
paid-in capital
Replacement from long-term deferred revenue to current	103
deferred revenue
Account payable for intangibles acquired from ROG Inc.	1,670

19.        Business Combination

The Company acquired software game rights, related tangible and intangible assets, and development employees from Delphieye Inc. on August 6, 2004, based on the asset purchase agreement dated May 6, 2004. The consideration of acquisition was 3,979 million. In addition, the Company acquired software game rights, related tangible and intangible assets, and development employees from ROG Inc. on September 30, 2004, based on the asset purchase agreement dated July 30, 2004 as approved by the Board of Directors on that date. The consideration of acquisition was 3,420 million.

See Report of Independent Accountants